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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2001

Or

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period                          to

COMMISSION FILE NUMBER 0-16960

GENLYTE THOMAS CONSOLIDATED
THRIFT SAVINGS PLAN FOR HOURLY EMPLOYEES

THE GENLYTE GROUP INCORPORATED
4360 BROWNSBORO ROAD, SUITE 300
LOUISVILLE, KENTUCKY 40207

GENLYTE THOMAS CONSOLIDATED THRIFT SAVINGS PLAN
FOR HOURLY EMPLOYEES

Financial Statements

As of December 31, 2001 and 2000 with Report of Independent Auditors

Genlyte Thomas
Consolidated Thrift Savings Plan for Hourly Employees

Financial Statements and Schedule

Years ended December 31, 2001 and 2000

Report of Independent Auditors

The Plan Administrator
Genlyte Thomas Consolidated Thrift Savings Plan for Hourly Employees

        We have audited the accompanying statement of net assets available for benefits of the Genlyte Thomas Consolidated Thrift Savings Plan for Hourly Employees as of December 31, 2001 and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

        We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

        In our opinion, the 2001 financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2001, and the changes in its net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States.

        Our audit was performed for the purpose of forming an opinion on the 2001 financial statements taken as a whole. The accompanying supplemental schedule of assets held at end of year as of December 31, 2001, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

June 24, 2002

Genlyte Thomas
Consolidated Thrift Savings Plan for Hourly Employees

Statements of Net Assets Available for Benefits

As of December 31, 2001 and 2000

	2001	2000
Investments	$1,454,152	$1,375,017
Contributions receivable	37,112	39,118

Net assets available for benefits	$1,491,264	$1,414,135

See accompanying notes.

Genlyte Thomas
Consolidated Thrift Savings Plan for Hourly Employees

Statement of Changes in Net Assets Available for Benefits

For the Year Ended December 31, 2001

Net assets available for benefits, beginning of year	$1,414,135
Additions:
Employee contributions	324,852
Employer contributions	58,616
Interest and dividend income	29,831

Total additions	413,299
Deductions:
Net depreciation in fair value of investments	(138,857)
Distributions and withdrawals	(197,313)

Total deductions	(336,170)

Net assets available for benefits, end of year	$1,491,264

See accompanying notes.

Genlyte Thomas

Consolidated Thrift Savings Plan for Hourly Employees

Notes to Financial Statements

December 31, 2001 and 2000

1.    Description of Plan

General Information

        The Genlyte Thomas Group, LLC Consolidated Thrift Savings Plan for Hourly Lighting Employees (the Plan) was originally established on July 1, 1998 and is a defined contribution plan for eligible hourly employees of the Genlyte Thomas Group, LLC (the Company) plant locations at Hopkinsville, Kentucky; Dyersburg, Tennessee; Tupelo, Mississippi and Sparta, Tennessee. Pursuant to an agreement entered into on April 28, 1998 between Thomas Industries, Inc. and Genlyte, Genlyte contributed substantially all of its assets and liabilities to Genlyte Thomas Group LLC (the Company), effective as of August 30, 1998. As part of these transactions, the Company adopted and assumed the Plan and all rights and liabilities under the Plan and succeeded Genlyte as the sponsor of the Plan as of August 30, 1998. As used herein, the term "Company" shall mean, for periods prior to August 30, 1998, Genlyte and its successors and assigns, and for periods on and after such date, Genlyte Thomas and its successors and assigns. Effective January 1, 2000, the Plan name was changed to the Genlyte Thomas Consolidated Thrift Savings Plan for Hourly Employees.

        The Plan is subject to the requirements of the Employee Retirement Income Security Act of 1974 (ERISA), as amended. The following description of the Plan is provided for general information. Participants should refer to the summary plan description and plan document for more complete information.

Plan Amendments

        Effective January 1, 2001, eligible participants at the San Marcos, Texas Plant (member of IBEW Local 1548) became eligible to participate in the Plan. A covered employee is eligible to become a participant in the Plan as of the first day of the payroll period which begins at least 15 days following their date of hire. San Marcos participants may elect to make before-tax contributions to a whole percentage between 1% to 15% of compensation. Such participants hired on or after January 1, 2001 are also eligible for employer matching contributions of 50 percent up to a maximum matching contribution of $.10 per hour. No matching contributions shall be made for participants hired before January 1, 2001.

        Effective June 3, 2001, eligible participants at the Tupelo division may elect to make before-tax matched contributions at a rate of up to $.36 per Qualified Hour, as defined in the Plan document, in whole increments of $.03 per Qualified Hour. In addition, the maximum employer matching contribution was increased from $.10 to $.12 per Qualified Hour.

Participation

        Employees become eligible for the Plan on July 1 or January 1 after completing 1,000 hours of service during the 12-month period commencing on the employee's date of hire.

Contributions

        Subject to certain eligibility requirements, employees of the Dyersburg plant location can contribute up to $.80 per qualified hour to the Plan, in whole increments of $.02 per hour, not to exceed $10,500 per year for 2001. The Plan provides for 50% matching contributions up to a Dyersburg participant's contribution of $.30 per qualified hour. Employees of the Hopkinsville plant location can contribute whole increments of $.02 per hour, not to exceed $10,500 per year for 2001. The Plan provides for 50% matching contributions up to a Hopkinsville participant's contribution of $.40 per qualified hour completed on or after April 1, 1998 and prior to April 1, 1999 and $.60 per qualified hour completed on or after April 1, 1999. Employees of the Tupelo plant location can contribute whole increments of $.03 per hour, not to exceed $10,500 per year for 2001. The Plan provides for 33 1/3% employer matching contributions up to a Tupelo participant's contribution of $.15 per hour. Employees of the Sparta plant location can make before-tax contributions in increments of $.03 per qualified hour worked not to exceed $10,500 per year for 2001. The Plan provides for 33 1/3% employer match contributions up to a Sparta participant's contribution in increments of $.05 per hour, not to exceed $10,500 for 2001. Additional employer contributions for all plant locations are permitted subject to the discretion of the Company's board of directors. All employee contributions are made through payroll deductions.

        Participants can increase their deferral amount with respect to future contributions as of the first pay period beginning within any calendar quarter and may reduce the amount or discontinue contributions as of any payday. Participants may change elections within the fund options in such manner and with respect to such investment funds as the committee shall determine. Contributions in excess of allowable amounts are refunded to the participants. Participant accounts are adjusted periodically for employee and employer contributions, benefit and withdrawal payments and the participant's share of earnings.

Vesting

        Participants are fully vested in their contributions and become vested in Company contributions over a five-year period of employment as follows:

Years of Service	Vesting Percentage
Less than 1	0%
1	20%
2	40%
3	60%
4	80%
5 or more	100%

        Forfeitures will be used to supplement Company contributions, distributable in accordance with matching contributions.

Distributions

        Upon retirement at or after age 65, the balance in the participant's account is paid to the participant in regular monthly, quarterly, or annual payments not exceeding 10 years or in a single lump-sum payment. Upon termination of employment prior to age 65 the balance in the participant's account may be paid to the participant in a lump-sum payment. Upon death of a participant, the balance in the participant's account is paid to his or her beneficiary in a single lump-sum payment. In the event of a qualified financial hardship, the Plan administrator can allow a participant to withdraw an amount to the extent of the participant's immediate and heavy financial need with consideration of his/her vested account balance.

2.    Significant Accounting Policies

Basis of Accounting

        The financial statements of the Plan are prepared under the accrual method of accounting.

Investment Valuation and Income Recognition

        The Plan's investments are stated at fair market value, based upon readily available market quotations. The Plan provides for investments in various investments and investment securities that, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risks. Further, due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

        Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the cash basis. Dividends are recorded on the ex-dividend date.

Administrative Expenses

        Administrative expenses incurred by the Plan are paid by the Company.

Use of Estimates in Preparation of Financial Statements

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires the use of estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Payment of Benefits

        Benefits are recorded when paid.

3.    Investments

        At December 31, 2001, the investments of the Plan consist of the following mutual funds and common stocks. A brief description of each investment is provided below.

Investment	Description
Janus Aspen Balanced Fund	Fund seeks long-term capital growth consistent with preservation of capital and balanced by current income.
PIMCO Total Return Fund	Fund seeks maximum total return consistent with preservation of capital and prudent investment management.
Putnam Fund for Growth and Income	Fund invests mainly in attractively priced stocks of companies that offer long-term growth potential while also providing income.
Putnam Investors Fund	Fund invests primarily in stocks of large well-established companies that provide opportunities for growth over the long term.
Putnam Voyager Fund	Fund is a diversified multi-cap growth fund that invests primarily in stocks of midsize and large companies with the flexibility to invest in stocks of any size across a wide range of industries.
Putnam OTC and Emerging Growth Fund	Fund invests mainly in stocks of small to midsize emerging growth companies.
Putnam Asset Allocation: Balanced Portfolio Fund	Fund consists of three separate sub-portfolios designed to meet the differing needs of investors as they move through various life stages.
Putnam S&P 500 Index Fund	Fund is for investors seeking a return, before the assessment of fees, that closely approximates the return of the S&P 500 Index, which is an indicator of the U.S. stock market performance.
Putnam International Growth Fund	Fund seeks capital appreciation by investing in a diversified portfolio of stocks of companies located mainly outside the United States.
Putnam Money Market Fund	Fund invests in short-term, high-quality money market securities in an attempt to provide current income and safety of principal.
Genlyte Group, Inc. Common Stock	Invests in Genlyte Group, Inc. common stock.
Thomas Industries Inc. Common Stock	Invests in Thomas Industries Inc. common stock.

Allocation of Investment Income

        On a daily basis, each participant's account is adjusted to reflect the Plan's investment income and increases and decreases in the fair market value of the assets held in the Plan.

Significant Investments

        Investments representing 5% or more of the Plan's net assets at December 31 are as follows:

	2001	2000
Janus Aspen Balance Fund	$362,547	$344,807
PIMCO Total Return Fund	124,443	98,589
Putnam S&P 500 Index Fund	487,703	489,766
Putnam Money Market Fund	351,870	318,132

Appreciation (Depreciation) of Investments

        During 2001, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

Mutual funds	$(138,992)
Common stock	135

$(138,857)

4.    Plan Termination

        Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

5.    Tax Status

        The Plan has received a determination letter from the Internal Revenue Service dated June 7, 2002, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the "Code") and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

6.    Trustee

        The trustee has the power to hold, invest, reinvest, control and disburse funds according to the plan document. Plan participants elect the form of investment for their contributions to the Plan and the trustee is responsible for investing those funds accordingly. The Plan administrator directs the trustee to disburse benefit payments to qualified members of the Plan, based on valid disbursement requests.

7.    Party In Interest Transactions

        Certain Plan investments are shares of investment funds managed by Putnam and shares of common stock of Genlyte Group, Inc. and Thomas Industries, Inc. While these investments constitute transactions with parties in interest under ERISA, they do not constitute prohibited transactions under ERISA.

Schedule I

Genlyte Thomas
Consolidated Thrift Savings Plan for Hourly Employees

Plan Sponsor: Genlyte Thomas Group, LLC
EIN 22-3600475 Plan Number 032

Item 4(i)—Schedule of Assets Held for Investment Purposes

As of December 31, 2001

Identity of Party Involved		Description of Asset	Fair Value
	Janus	Aspen Balanced Fund	$362,547
	PIMCO	Total Return Fund	124,443
*	Putnam	Fund for Growth and Income	4,608
*	Putnam	Investors Fund	2,423
*	Putnam	Voyager Fund	7,343
*	Putnam	OTC and Emerging Growth Fund	55,711
*	Putnam	Asset Allocation: Balanced Portfolio Fund	834
*	Putnam	S&P 500 Index Fund	487,703
*	Putnam	International Growth Fund	53,552
*	Putnam	Money Market Fund	351,870
*	Genlyte Group, Inc.	Common Stock	1,784
*	Thomas Industries Inc.	Common Stock	1,334

			$1,454,152

*
Indicates a party-in-interest.

Signatures

        Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Genlyte Thomas Consolidated Thrift Savings Plan for Hourly Employees (Name of Plan)
June 24, 2002 (Date)	/s/ TERRY L. LANGE (Signature)

QuickLinks

Genlyte Thomas Consolidated Thrift Savings Plan for Hourly Employees
Report of Independent Auditors
Genlyte Thomas Consolidated Thrift Savings Plan for Hourly Employees
Genlyte Thomas Consolidated Thrift Savings Plan for Hourly Employees
Genlyte Thomas Consolidated Thrift Savings Plan for Hourly Employees Notes to Financial Statements
  Schedule I
Genlyte Thomas Consolidated Thrift Savings Plan for Hourly Employees
Signatures